UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

   ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
XFit, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Texas

     Date of organization
     August 30, 2017

Physical address of issuer
7500 Rialto Blvd, Building 1, Suite 122, Austin, TX 78735

Website of issuer
www.nexersys.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 9, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$296,018.00	$224,554.00
Cash & Cash Equivalents	$61,481.00	$0.00
Accounts Receivable	$140,815.00	$168,638.00
Short-term Debt	$300,000.00[1]	$300,000.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$766,459.00	$169,353.00
Cost of Goods Sold	$249,449.00	$70,454.00
Taxes Paid	$0.00	$0.00
Net Income	-$193,440.00	-$84,247.00

(1) Please reference the "Capitalization and Ownership" section of this Form C/A for additional information.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 6, 2019

FORM C/A

Up to $1,070,000.00

XFit, Inc.



Explanatory Note

Xfit, Inc. (the Company) is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on September 10, 2019. A previous Amendment was filed on October 18, 2019 to disclose that three related parties, JPaulJones LP, the CEO's mother, and the CEO's father, had made investments during the Offering in amounts greater than 10% of the total amount raised. The filing also added the webinar transcript attached hereto as (Exhibit G). This Amendment is being filed to extend the offering end date to December 10, 2019.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by XFit, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1] [2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$100,000.00	$0.00	$100,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1) This excludes fees payable to the Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.nexersys.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is November 6, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.nexersys.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

XFit, Inc., which we refer to as the Company, is a Texas Corporation that was formed on September 1, 2019. The Company was formed as the result of the conversion of XFit, LLC, a Texas limited liability company into XFit, Inc., which occurred simultaneously with the incorporation of the Company on September 1, 2019.

The Company acquired the assets used in the operation of its business, including its intellectual property, which we refer to as the Acquired Assets, on September 6, 2017 pursuant to an Asset Purchase Agreement, dated August 8, 2017, which we refer to as the Asset Purchase Agreement, between Terry G. Jones, our Chief Executive Officer, as buyer of the Acquired Assets and NXS Holdings, LLC, which we refer to as NXS, as seller of the Acquired Assets. XFit, LLC was formed on August 30, 2017 and Mr. Jones assigned his rights under the Asset Purchase Agreement to the Company. The purchase price for the assets was $300,000.

NXS was formed by certain previous investors in Nexersys, Inc., which we refer to as Nexersys, who had guaranteed a loan that was made to Nexersys by South Louisiana Bank. Nexersys originally designed the intellectual property and Nexersys products. Nexersys was in default under the loan so such previous investors capitalized NXS with sufficient capital to acquire the loan from South Louisiana Bank. After acquiring the loan, NXS then foreclosed on the loan and thereby acquired all of the Acquired Assets from Nexersys, which NXS then sold to us under the Asset Purchase Agreement.

The Company is located at 7500 Rialto Blvd, Building 1, Suite 122, Austin, TX 78735.

The Company's website is www.nexersys.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company designs, manufactures and sells interactive fitness products which focus on striking (boxing, kickboxing, mixed-martial arts), primary to consumers using direct-to-consumer sales methods. In the near future, the Company plans to add subscription based enhanced content for its users.

Exhibits

This Form C/A is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcription attached as Exhibit F.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$100,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$100,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 9, 2019
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed in August of 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide certain materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

Customers often finance purchases of our products, particularly the Nexersys.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Terry Jones who is our founder and Chief Executive Officer and has held that position from our inception to present. There can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Terry Jones or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We

also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Terry Jones in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Terry Jones die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this offering statement entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Rising concern over international tariffs, including tariffs applied to goods traded between the United States and China, could materially and adversely affect our business and results of operations.
Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. We believe that all or part of our product cost will increase by as much as 10% as long as the new tariffs remain in effect. Because of complexities in the regulations, we are not sure which elements of our costs will be impacted or whether we will be

17

able to increase our selling prices to maintain margins. To the extent our margins are affected, the impact will first impact our operating results in October when we begin to sell merchandise currently on order from China. Imposition of tariffs could cause a decrease in the sales margins of our products, which would directly impact our business and operating results.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing interest holders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes or a separate agreement with the Intermediary and the Company, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

We are selling Crowd Notes that will convert into equity securities of our company or result in payment in limited circumstances.
The Crowd Notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of equity securities they would have been able to purchase using the valuation cap. If there is a qualified equity financing which is defined as the first sale by the Company of its preferred stock after the closing of this offering from which the Company receives gross proceeds of not less than $1 million (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 20%, based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The

outside investors at the time of conversion, if any, might value the Company at an amount well below the $6 million valuation cap, so you should not view the $6 million as being an indication of the Company's value. If you choose to invest, you should be prepared for the possibility that your notes will never convert and will have no value.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 68.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company designs, manufactures and sells interactive fitness products which focus on striking (boxing, kickboxing, mixed-martial arts), primary to consumers using direct-to-consumer sales methods. In the near future, the Company will be adding subscription based enhanced content for its users.

See Exhibit B to this Form C/A, Company Summary, which is incorporated herein by reference, for a more detailed description of the Company's Business.

Business Plan

The Company intends to continue its focus on interactive fitness products marketed through direct-to-consumer channels. The next step is to use digital marketing to increase sales. At the same time, the Company intends to continue to develop enhanced interactive user content, including live content, which the Company believes will result in an increasing stream of recurring subscription revenue. The Company also believes that its migration to the Microsoft PlayFab platform will provide cross-over between fitness and gaming further increasing its potential consumer markets.

History of the Business

The Company is a Texas Corporation that was formed on August 30, 2017. The Company was formed as the result of the conversion of XFit, LLC, a Texas limited liability company into XFit, Inc., which occurred simultaneously with the incorporation the Company on September 1, 2019.

The Company acquired the assets used in the operation of its business, including its intellectual property, which we refer to as the Acquired Assets, on September 6, 2017 pursuant to an Asset Purchase Agreement, dated August 8, 2017, which we refer to as the Asset Purchase Agreement, between Terry G. Jones, our Chief Executive Officer, as buyer of the Acquired Assets and NXS Holdings, LLC, which we refer to as NXS, as seller of the Acquired Assets. Mr. Jones assigned his rights under the Asset Purchase Agreement to the Company. The purchase price for the assets was $300,000.

NXS was formed by certain previous investors in Nexersys, Inc., which we refer to as Nexersys, who had guaranteed a loan that was made to Nexersys by South Louisiana Bank. Nexersys originally designed the intellectual property and Nexersys product. Nexersys was in default under the loan so such previous investors capitalized NXS with sufficient capital to acquire the loan from South Louisiana Bank. After acquiring the loan, NXS then foreclosed on the loan and thereby acquired all of the Acquired Assets from Nexersys, which NXS then sold to us under the Asset Purchase Agreement.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nexersys	Interactive fitness product for boxing and similar activities with video monitor	Direct sale to consumers and wholesale sales of commercial models for multi-family and hotel fitness facilities, and fitness clubs
Cross Body Trainer	Double ended boxing bag with related app	Direct sale to consumers and wholesale sales of commercial models for multi-family and hotel fitness facilities, and fitness clubs

We are continuously developing enhanced content for the Nexersys devices. We expect to launch some of these late in 2019 or early 2020. These enhancements are not dependent on the successful completion of this Offering. We expect to develop live interactive programming in 2020, part of which may be funded with proceeds of this Offering, depending on the ultimate amount raised in this Offering.

We sell direct to consumer via the Company's website and an Amazon store. We offer consumer financing through a third party, Affirm. We sell our commercial products through wholesale distributors for use in hotel fitness facilities, multifamily fitness facilities, and fitness clubs.

Competition

The Company's primary competitors are interactive fitness products, including, among others; Peloton, Echelon and Mirror.

We are an earlier stage company than the named competitors and do not have their level of resources in terms of marketing and advertising. We believe we compete with them by (1) offering a unique format for high intensity interval workouts and (2) creating a crossover between interactive fitness and gaming allowing our customers to become more engaged in the use of our products.

Customer Base

Consumers who desire at-home fitness products, multi-family property owner/operators, hospitality property owner/operators, corporate wellness centers, educational facilities, governmental facilities, and commercial gyms (including boutique clubs for boxing, MMA and kickboxing).

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
8,079,938	XFit Patent	Boxing and Martial Arts Fight, Trainer, and Game System and Method	November 1, 2010	December 20, 2011	USA
8,337,366	XFit Patent	Interactive System and Method for Boxing Martial Arts	September 15, 2011	December 25, 2012	USA
9,084,924	XFit Patent	Boxing Martial Arts	September 13, 2012	July 21, 2015	USA
15/312,065	XFit Patent	Adjustable double-end bag	November 17, 2016	In Dispute	USA
201190000821.60	XFit Patent	An Interactive Boxing Apparatus	April 19, 2013	July 8, 2015	China
201480080659.00	XFit Patent	Adjustable Double End Bag	January 18, 2017	June 3, 2019	China

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,572,741	Nexersys	Nexersys	October 4, 2011	July 22, 2014	USA
4,979,077	Cross Body Trainer	Cross Body Trainer	February 10, 2015	June 14, 2016	USA
4,562,102	Hard Body. Sharp Mind	Hard Body. Sharp Mind.	October 4, 2011	July 8, 2014	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
XFit, LLC (successor to Nexersys, Inc.)	Impulse (Qingdao) Health Tech Co., Ltd.	Exclusive right for Impulse to manufacture (including parts and accessories) and sell Nexersys Commercial units into the China mainland commercial fitness market including the use of the intellectual property related to same.	N/A

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees. Such laws and regulations are subject to change from time to time.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7500 Rialto Blvd, Building 1, Suite 122, Austin, Texas 78735

The Company conducts business in the U.S. and China.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	28.50%	$28,500	2.92%	$31,245
General Working Capital	0.00%	$0	36.33%	$388,755
Inventory	0.00%	$0	23.36%	$250,000
Digital advertising	71.50%	$71,500	28.04%	$300,000
Enhanced content and market collateral development	0.00%	$0	9.35%	$100,000
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The above figures represent only estimates. This expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of our company, including, but not limited to, accounting for differences between the estimates above for offering expenses, enhanced content, advertising collateral, and investment in inventory.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions & Offices Held at the Company	Principal Occupation & Employment Responsibilities for the Past 3 Years
Terry Jones	Chief Executive Officer (8/30/2017- present) President (8/30/2017 - 5/1/2019) Secretary (8/30/2017-present)	Managing Director, JPaulJones, LP (2004 – present)
Cary Grossman	President (5/1/2019 - present)	President, Shoreline Capital Advisors, Inc. (1/1/2012 – present)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Texas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Cary Grossman	Employment	May 17, 2019	May 16, 2021

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following securities outstanding. The Company requires holders of its securities to enter into shareholder agreements that restrict transfer of the securities and impose other limitations on the Company's securities.

Type of security	Common Stock
Amount authorized	9,936,000
Amount outstanding	1,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Type of security	Callable Series A Preferred Stock
Amount authorized	64,000
Amount outstanding	63,850
Voting Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable, this is a non-participating preferred stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	22.4%
Dividend Rights	From and after the issuance of any shares of Series A Preferred Stock, dividends at a rate of $0.235 shall accrue on such shares. Except in limited circumstances, such dividends shall

	be payable only when, as, and if declared by the board of directors. No dividend can be paid on Common Stock unless the accrued dividends (or a higher amount as described in the articles of formation of the company) have first been paid on the Series A Preferred Stock.
Liquidation Preference	If there is a liquidation of the Company, including a sale of the company or similar transaction, then the holders of the Series A Preferred will receive prior to the holders of common stock an amount per share equal to $4.70 plus accrued but unpaid dividends.
Other material rights	May be called by the holder when upon IPO, sale, change of control, or when GAAP retained earnings reaches $1.5 million.

The Company has conducted the following exempt offerings within the past three years:

Securities offered	Senior Secured Promissory Note [1]
Date of offering	September 6, 2017
Exemption	4(a)(2)
Amount sold	$300,000
Use of proceeds	Facilitated purchase of Acquired Assets from NXS Holdings, LLC.

Securities offered	Membership Interests [2]
Date of offering	December 2018
Exemption	4(a)(2)
Amount sold	$120,000
Use of proceeds	Working capital for the Company

(1) The above referenced Senior Secured Promissory Note was retired upon the issuance of 63,850 shares of the Series A Preferred Stock of the Company. Accordingly, the Company currently does not have any debt outstanding.

(2) The Membership Interests were converted into 100,000 common shares in August 2019 due to the restructuring of XFit, LLC to a corporation.

Ownership

The Company has common stock owned by a few people and one affiliate, JPaulJones, LP. Terry Jones, our CEO has direct ownership and owns part of JPaulJones, LP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Terry Jones	45.8%
JPaulJones, LP	22.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company acquired its assets in August 2017 with initial funding provided by an affiliate. In addition, the same affiliate has acted as a distributor providing inventory and administrative services. Payment of services have been and will be deferred until profitability has been achieve. While product content development has continued, there is no meaningful capital available to fund the advertising necessary to scale revenues.

Management expects to use a substantial portion of the proceeds from this Offering to pay for digital advertising (Facebook, Instagram, Google ads) which it expects will lead result in an immediate increase in revenues and achieving profitability.

Liquidity and Capital Resources

The minimum offering, after paying for Offering expenses, will provide for a material increase in advertising and is expected to lead to a concurrent increase in sales. The maximum offering will provide more funds for advertising and to accelerate development of enhanced user content and new marketing collateral.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Vendor and Distribution Agreement with JPaulJones, LP which provides for shared administrative services among other things and is structured to provide liquidity to the Company by deferring payment of same until profitability.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 9, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the

Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Valuation Cap
$6,000,000

Discount Rate
20%

Conversion of the Crowd Notes.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the Outstanding Principal by the Valuation Cap and multiplying the result by the Valuation Cap divided prorate amount holders of the Crowd Notes; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Notes, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Notes, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Notes.

"**Conversion Shares**" shall mean Shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

a. Shadow series interest holders shall grant their vote on any matter this is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy

b. Shadow Series interest holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**"
  a) The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series interest holder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series interest holder.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interest of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of the Company or the surviving or acquiring entity),
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or
  iv. An IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series interest holders shall grant their vote on any matter that is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred interest holders shall have the right to vote on the same basis as Common interest holders.

The Company does not have any voting agreements in place.

The Company does not have any interest holder / equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	JPaulJones, LP
Relationship to the Company	JPaulJones, LP is a shareholder in XFit, Inc. and the counter-party to the Company's Vendor and Distribution Agreement.
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	None. The loan was used to fund the asset purchase. As it relates to the Vendor and Distribution Agreement, JPaulJones is entitled to a management fee but not paid unless there is profitability. On the other hand, for the Company's benefit, JPaulJones provides office space, personnel and other services on a shared basis but payment is deferred until/unless there is cash flow from sales to pay same.
Benefits or compensation received by Company	The agreement is structured so that, until terminated or modified, inventory and receivables are carried for it by JPaulJones and the Company doesn't pay for its operating expenses unless there is positive cash flow from gross profit on sales for same.
Description of the transaction	In connection with formation of the Company and the purchase of its assets, JPaulJones, LP loaned the Company $300,000, which was retired upon the issuance of 63,850 shares of the Series A Preferred Stock of the Company

Property, Goods or Services

Related Person/Entity	JPaulJones, LP
Relationship to the Company	Shareholder
Total amount of money involved	$1,516,606.00
Benefits or compensation received by related person	Expects to receive a management fee and shares its operating costs with the Company, payment being subject to certain conditions contained in the agreement.
Benefits or compensation received by Company	Has allowed the Company to operate without adequate capital.
Description of the transaction	Vendor and Distribution Agreement

Securities

Future Transactions

Related Person/Entity	JPaulJones, LP
Relationship to the Company	JPaulJones, LP is an owner of the Company and Terry Jones is an owner of JPaulJones, LP as well.
Total amount of money involved	$0.00
Benefits or compensation received by related person	Shared overhead and a management fee
Benefits or compensation received by Company	Minimized the Company capital requirements and reduces its operating costs due to sharing of overhead.
Description of the transaction	Continuation of the existing Distribution Agreement with JPaulJones, LP

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Terry Jones
Relationship to the Company	CEO, shareholder, and shareholder of affiliate, JPaulJones, LP
Total amount of money involved	$1,516,606.00
Benefits or compensation received by related person	Expects to receive a management fee and share it operating costs with the Company, payment being subject to certain conditions contained in the agreement.
Benefits or compensation received by Company	The agreement allows the Company to operate without adequate capital.
Description of the transaction	Vendor and Distribution Agreement

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Terry Jones
(Signature)

Terry Jones
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Terry Jones
(Signature)

Terry Jones
(Name)

Chief Executive Officer
(Title)

11/05/2019
(Date)

I, Terry Jones, being the founder of XFit, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Terry Jones
(Signature)

Terry Jones
(Name)

Chief Executive Officer
(Title)

11/05/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

XFIT, LLC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 21, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
XFit, LLC
Austin, TX

We have reviewed the accompanying financial statements of XFit, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 21, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

XFIT, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 61,481	$ -
Accounts Receivable	140,815	168,638
TOTAL CURRENT ASSETS	202,296	168,638
NON-CURRENT ASSETS		
Intangible Assets	93,720	55,915
TOTAL NON-CURRENT ASSETS	93,720	55,915
TOTAL ASSETS	$ 296,018	$ 224,554
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expenses	$ 120,554	$ -
Note Payable	300,000	300,000
Accrued Interest	32,133	7,800
TOTAL CURRENT LIABILITIES	452,687	307,800
TOTAL LIABILITIES	452,687	307,800
MEMBERS' EQUITY		
Members' Capital (Deficit)	(276,687)	(84,247)
Capital Contributions	120,020	1,000
TOTAL MEMBERS' EQUITY (Deficit)	(156,667)	(83,247)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 296,018	$ 224,554

XFIT, LLC
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	<u>2018</u>		<u>2017</u>
Operating Income			
Sales	$ 766,459	$	169,353
Cost of Goods Sold	249,449		70,454
Gross Profit	517,010		98,899
Operating Expense			
General & Administrative	555,036		166,922
Sales & Marketing	131,081		8,424
	686,117		175,346
Net Income (Loss) from Operations	(169,107)		(76,447)
Other Income (Expense)			
Interest Expense	(24,333)		(7,800)
Net Income (Loss)	$ (193,440)	$	(84,247)

XFIT, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (193,440)	$ (84,247)
Change in Accounts Payable	(20)	(1,000)
Change in Due From Related Party	27,842	(167,638)
Change in Accrued Expenses	120,551	-
Net Cash Flows From Operating Activities	(45,067)	(252,885)
Cash Flows From Investing Activities		
Increase of Intangible Assets	(37,804)	(55,915)
Net Cash Flows From Investing Activities	(37,804)	(55,915)
Cash Flows From Financing Activities		
Contributions of Capital	120,020	1,000
Issuance of Note Payable	-	300,000
Accrued Interest on Convertible Note	24,333	7,800
Net Cash Flows From Financing Activities	144,353	308,800
Cash at Beginning of Period	-	
Net Increase (Decrease) In Cash	61,481	-
Cash at End of Period	$ 61,481	$ -

XFIT, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Members' Capital & Contributions	Total Members' Equity (Deficit)
Balance at December 31, 2016	$ -	$ -
Capital Contributions	1,000	1,000
Net Income (Loss)	(84,247)	(84,247)
Balance at December 31, 2017	$ (83,247)	$ (83,247)
Capital Contributions	120,020	120,020
Net Income (Loss)	(193,440)	(193,440)
Balance at December 31, 2018	$ (156,667)	$ (156,667)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

XFit, LLC ("the Company") is a limited liability company organized under the laws of Texas. The Company distributes high-end fitness equipment for direct-to-consumer retail sale and wholesale for commercial sales.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $193,440 and $84,254 in 2017 and 2018, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a campaign conducted under SEC Regulation CF. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 21, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangible Assets

Intangible assets that are subject to amortization are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of workout applications and equipment designs the company developed and will be tested for impairment in following years.

Sales & Marketing

The Company records sales & marketing expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

<u>Recently Adopted Accounting Pronouncements</u>

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a note payable to its affiliate and vendor in exchange for the funds to acquire the Company's assets ("the Note"). The Note accrues interest at the rate of 8% per annum and is payable at a future date to be determined by management. During 2018 and 2017, the Company capitalized approximately $32,133 in interest related to the Notes.

In August of 2019, the outstanding principal balance of the Note was converted to equity in the form of the Company's Series A Preferred Stock.

NOTE E – DISTRIBUTION AGREEMENT

The Company has an agreement in place with a one of its owner/members to act as a third-party vendor. This agreement allows the third-party to manage production and shipment of products as well as the collections and disbursement of revenue to the Company. This third party collects a 5% management fee from all sales for this service. Either the Company or the vendor can terminate this agreement with 90 days' notice.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- LLC MEMBER LIABILITY

The Company is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 21, 2019, the date that the financial statements were available to be issued.

In August 2019, the Company converted its organizational status from a limited liability company to a corporation.

EXHIBIT B
Company Summary





Company: XFit, Inc.

Market: Home fitness equipment

Product: Interactive fitness products focused on boxing, kick-boxing, and mixed martial arts

Company Highlights

- Patented Nexersys product line with over 4,700 Nexersys machines and over 4,600 Cross-Body Trainers sold
- Over $750,000 in revenue in 2018 with a gross profit margin of 67%
- Recently initiated direct-to-consumer (D2C) digital media campaign achieving sales of 3-4X media spend
- As evidence of the success of the advertising campaign, August sales of Nexersys units increased 45% compared to July during our slowest time of the year for D2C sales.

EXECUTIVE SNAPSHOT

In September 2017, XFit purchased the assets of the Nexersys business including product lines, patents, brands, code, supply chain, and distribution relationships. Based in Austin, Texas, XFit develops and sells fitness products that combine gaming with fitness to deliver fast, fun, and effective boxing style workouts. Terry Jones, the CEO of XFit, was the founder and original developer of Nexersys and he and his team have continuously run the business since inception.

Since their launches in 2012 and 2015, respectively, over 4,700 Nexersys machines and 4,600 Cross-Body Trainers have been sold. For several years, due to a lack of capital, there had not been any material funds spent on advertising or marketing. In anticipation of this offering and with the increased awareness of interactive fitness products such as Peloton and the Mirror, the company began testing digital media advertising and the results have exceeded expectations. The company plans to launch the youth version of the Nexersys in Q4 2019. The company is also working towards releasing subscription-based content in early 2020.

The Nexersys product has been featured on Fox News and television shows such as *NCIS: Los Angeles*, Disney's *Kickin' It, Shark Tank, The Biggest Loser*, and more.





You are investing in a Crowd Note in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT INCLUSIVE of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated.

$250+: 10% off the purchase of any Nexersys model.

$1,000+: 15% off the purchase of any Nexersys model and a free pair of Boxing or MMA gloves.

$2,500+: 20% off the purchase of any Nexersys model and a free Champion Package.

$5,000+: Online video conference with the XFit team and 25% off the purchase of any Nexersys model with a free Family Package.

$25,000+: Onsite meet and greet and lunch with the XFit Team and 25% off the purchase of any Nexersys model with a free Family Package.

COMPANY SUMMARY

Opportunity

There is a growing movement in fitness and training to ditch the traditional gym in favor of working out at home. Many people who sign up for a gym membership abandon it quickly - in fact, data compiled by the Guardian indicates that the gym dropout rate in the first eight weeks after signing up could be as high as 80%.This high dropout rate can be attributed to a multitude of factors, including distance, lack of an effective workout plan, or not wanting to pay for a trainer. Another primary driver of this change towards interactive at-home fitness is the growing number of programs and new technologies enabled by the internet.[i] There are a number of options for people seeking an interactive at-home fitness experience including biking, running, weightlifting, Hight Intensity Interval Training (HIIT), boxing, and more.

Boxing provides a full body workout that utilizes strength and cardio to improve overall fitness. In addition to boosting strength and cardio, boxing (as well as kickboxing, MMA, etc.) can improve a number of skill-related aspects of fitness including agility, coordination, balance, and reactivity.[ii]

Combining exercise equipment and interactive gaming, Nexersys is a professional-grade multimedia fitness product that's engineered to delivers the motivation of a personal trainer, the benefits of a mixed martial arts HIIT workout, and the entertainment and feedback available from today's gaming and computer technology. The company seeks to engage those seeking alternative forms of High Intensity Interval Training as well as enthusiasts of various forms of striking such as boxing, kick-boxing, and mixed-martial arts.

Products

The Company designs, manufactures, and sells interactive fitness products to deliver gaming style workouts using striking skills such as boxing, kickboxing, and mixed-martial arts. Its products are protected by an extensive intellectual property portfolio which includes four issued patents and six that are pending.



The company currently offers three versions of the Nexersys, the N3 Elite, N3 Commercial, and N3 Pro, with a fourth, the youth version, planned to launch in Q4:

The N3 Elite



The N3 Pro



The N3 Commercial



The N3 Youth (Coming Soon)



The Nexersys is built with top-of-the-line materials including a high-strength rolled steel frame, high-density foam pad with durable microfiber upholstery, and multiple printed circuit boards and a touch screen Android tablet. The N3 line offers either three or five strike pads, an adjustable height frame, and an 18.5" Tablet on the Elite and Youth models. The Commercial and Pro models include a 21.5" Tablet. Each strike pad has multi-axis accelerometers to measure power, accuracy, and response times to provide for performance feedback. The pads also feature a relief feature in order to reduce impacts from strikes. The body pad is designed to represent an anatomically accurate torso with compression and coil springs to enable movement in three axes.



The Nexersys App runs on the Microsoft PlayFab platform and delivers video and animated gaming style training content. The App provides real-time feedback evaluating the user's performance for each training session and the App is progressive, creating new and unique workouts each time the user trains.







Fast & Fun Workouts
3D-animated, dynamic Mitt and Sparring rounds feature traditional and south paw training for focused fitness at both the beginner and expert level.

Track Your History
WiFi cloud-based fitness app allows you to create unlimited user accounts and track your progress from any Nexersys unit.

Personalize Your Training
Create your own custom profile and select between round types, training durations, and skill levels.

Cross-Body Trainer



Launched in 2015, the Cross-Body Trainer is a free-standing boxing bag. The product features a height and tension-adjustable shock cord, a tablet or phone holder, a three-axis Bluetooth strike sensor, and a mobile app for iOS and Android devices. The mobile app allows users to pick a workout based off skill level, difficulty, and duration. The app also tracks performance history and offers challenges to help motivate users.

The Cross-Body Trainer comes in a Home model that is ideal for consumers who are looking for a low-cost interactive workout and the Pro model that is ideal for commercial gyms and professional boxing and MMA athletes.





Free Standing 93" (H)
Rolled Steel Bow

Easy Height Adjustable
Shock Cord

*Universal Tablet Holder

3 Axis Blue Tooth-LE
Accelerometer

Cross Body Trainer App

Durable 8"
Double End Bag

Quick Connect Tension
Adjustment System

Stable Base
40" (W) x 32" (D)
with 36 Liter Ballast

The company also sells accessories including boxing & MMA gloves, hand wraps, and its unique Sports Towel, that can be used during workouts or as a car seat cover.



Use of Proceeds and Product Roadmap


Use of Proceeds: Minimum Raise ($100,000)
0.0%
28.5%
71.5%
Inventory
Campaign marketing expenses or related reimbursement
Digital Advertising
Enhanced Content & Market Collateral Development
General Working Capital


Use of Proceeds: Maximum Raise ($1,070,000)
23.4%
2.9%
28.0%
9.3%
36.3%
Inventory
Campaign marketing expenses or related reimbursement
Digital Advertising
Enhanced Content & Market Collateral Development
General Working Capital

The company plans to allocate the majority of proceeds from this raise towards digital advertising, purchasing additional inventory, enhancing its user content and marketing collateral, and general working capital. If the minimum amount is raised, the company will allocate over 70% towards digital advertising, while using the remainder to market the campaign. If the maximum of $1.07 million is reached, the company will allocate $250,000 towards purchasing inventory, $300,000 towards digital advertising, $100,000 on enhancing content, roughly $30,000 towards campaign marketing, and the remainder towards general working capital.

In Q4 2019, the company plans to release a youth version of the Nexersys. In early 2020, the company plans to release its enhanced, subscription-based content. While the company plans to spend heavily on digital marketing, it also intends to spend on developing interactive user content, including live content, which the company believes will result in an increasing stream of recurring subscription revenue. XFit believes that its migration to the Microsoft PlayFab platform provides a cross-over between fitness and gaming, further increasing its potential appeal to consumer markets.

The Company engaged Darwin Insights in April 2019 and began testing direct-to-consumer digital advertising for the N3 Elite in June. XFit commenced its N3 Elite direct-to-consumer campaign and the campaign delivered media efficiency and sales results in June, July, and August, which exceeded expectations. Sales of Nexersys units were $279,537 and 79 units for the first six months of 2019, $69,093 and 22 units in July, and $99,562 and 32 units in August. XFit is procuring additional N3 Elite inventory to support increased media spend and plans to add the N3 Commercial/Pro models in October and the N3 Youth model in December to the advertising campaign.

Business Model

XFit currently derives its revenue from product sales but plans to derive an increasingly large portion of revenue and earnings from recurring monthly subscription revenue as it develops enhanced workout content. Currently, the company is operating with a 67% gross profit margin through the sales of products. With the addition of its monthly subscription revenue, it plans to further increase its margins. The company's products are priced as follows:

- **Nexersys N3:** XFit currently sells the Nexersys Elite for $2,295, the Pro for $5,495, and the Commercial for $6,995. The Elite is the home version that will be the focus of its direct-to-consumer advertising campaigns. The company has not yet determined a price for the Youth model.
- **Cross-Body Trainer:** The Cross-Body Trainer Home model sells for $245 while the Pro unit sells for $795.



- **Accessories:** The Company also sells other accessories such as boxing and MMA gloves and Sports Towels. The Sports Towel costs $24.95, the MMA and boxing gloves cost $35, and the hand wraps cost $10.

XFit, Inc. currently partners with JPaulJones, LLP, a company that designs, manufactures, and distributes various consumer products. JPaulJones currently funds any negative cash flow by carrying the inventory and receivables for XFit and deferring receipt of payment for shared overhead. XFit plans to phase out of the arrangement with JPaulJones as it becomes profitable and reaches a scale where it makes economic sense to do so. The arrangement with JPaulJones reduces XFit's capital requirements, provides inventory for growth and allows it to utilize a substantial portion of the funds from this raise to accelerate advertising to increase sales.

USER TRACTION

Since inception, over 4,700 Nexersys machines and over 4,600 Cross-Body Trainers have been sold. In 2018, XFit sold over 150 Nexersys machines and roughly 110 Cross-Body Trainers. Through August of 2019, the company has sold 133 Nexersys machines and 122 Cross-Body Trainers. Except for the recent advertising tests mentioned above, the company (and its predecessor) have not been able to spend on advertising in recent years but plans to use a significant amount of proceeds from this offering to expand its digital media advertising campaign to accelerate growth. In 2012, over 950 Nexersys machines were sold with the help of spending on TV advertising. In 2014, the company sold more than 2,200 Nexersys machines due to a relationship with an Australian direct-to-consumer company. The Australian company ran into financial difficulties shortly after and had to end the relationship.

The Nexersys product has been featured on Fox News and television shows such as *NCIS: Los Angeles*, Disney's *Kickin' It, Shark Tank, The Biggest Loser*, and more.



HISTORICAL FINANCIALS

XFit, Inc. acquired the assets of its business from Nexersys Inc. in September 2017. In the four months following the acquisition, XFit generated roughly $158,000 in revenue. In 2018, the company generated revenue of $766,459 with gross profit reaching $517,010, a 67% gross profit margin. In the first eight months of 2019, the company has generated revenue of $560,025, with gross profits reaching roughly $376,500, a 28% increase from roughly $293,700 in the first eight months of 2018.







In 2018, 78% of operating expenses were incurred from general and administrative expenses (G&A). The largest G&A expense in 2018 was payroll and employee benefits totaling just over $215,000 followed by other expenses such as travel, office expenses, and computer and software expenses, totaling roughly $180,500. Sales and marketing expenses accounted for the third largest operating expense totaling just over $131,000. The company has been able to keep its expenses very low by sharing overhead with JPaulJones.





In the first six months of 2019, operating expenses reached roughly $476,000, an 88% increase from ~$253,000 in the first six months of 2018. This increase was due to an increase in payroll and an increase in marketing and sales related expenses. As of June 2019, 72% of operating expenses were incurred for general and administrative expenses (G&A). The largest G&A expense in the first half of 2019 was payroll and employee benefits totaling roughly $180,600, followed by other expenses such as travel, office expenses, and computer and software expenses, totaling roughly $126,000. Sales and Marketing expenses accounted for the third largest operating expense totaling just over $132,000. The company anticipates heavily increasing spending on marketing following this offering.



Through July 2019, the company has generated a net loss of roughly $314,000, compared to a net loss of roughly $35,100 during the same time period in 2018. In all of 2018, the company generated a net loss of approximately $193,000. The increased loss was primarily due to an increase in G&A expenses incurred to continue content and product development and to prepare to launch the planned advertising campaign while not yet materially



increasing sales due to the lack of spending on marketing. The company consumes a low amount of cash due to its inventory and shared overhead arrangements with JPaulJones. As of the end of June, the company had roughly $61,500 in cash on hand. While the company's ability to scale revenue depends on the proceeds from this offering, it has adequate liquidity to operate for the next 12 months due to its arrangement with JPaulJones.



INDUSTRY AND MARKET ANALYSIS

Health and Wellness

Health and wellness are daily, active pursuits for the millennial generation. In a recent study, millennials prioritized health and wellness above all response options but family: 79% of millennials said family was most important in their lives, followed by health and wellness at 53%, and friends at 39%. Although the millennial generation is earning less than older generations, they are spending more on health and fitness. Technology has also given millennials easier access to health and wellness information and personal health monitoring.[iii]

In 2017, U.S. fitness centers had total revenues of just over $30 billion with more than 30,000 membership-based exercise facilities throughout the country.[iv] Among these facilities, there were about 61 million members in 2017 compared to about 50 million members in 2010.[v] Approximately 52% of all gym members also use either a DVD, gaming and/or online workout program at home. This number climbs to 70% for higher frequency gym attendees. In addition to exercising at an exercise facility, 82% of gym members and casual gym members also exercise at home.[vi]

Fitness Equipment

The U.S. fitness equipment market was valued at $3.6 billion in 2016 and is projected to reach $4.4 billion by 2024, growing at a compound annual growth rate (CAGR) of 2.5% from 2017 to 2024. The highest revenue generating segment of the market is cardiovascular equipment, which holds around 60% of the total market share. Further, cardiovascular equipment is forecasted to grow to 65% of the market by 2024.[vii]



FightCamp: Founded in 2013, FightCamp is an interactive at-home subscription fitness service. The FightCamp product includes a free-standing punching bag, genuine-leather training gloves, punch trackers, wrist wraps for security and to firmly hold the trackers, and a large mat to work out on to keep the bag from sliding and the floors from scratching. The punch trackers track and display punch volume, speed, and output in real time. The FightCamp subscription features 24/7 access to a large collection of high-energy boxing workouts and expert-led instructional videos. The FightCamp Gym package costs $1,095 and requires a FightCamp Membership for access to unlimited workout content for $39 per month.[viii] The company received an investment from Y Combinator in 2016.[ix]

Peloton: Founded in 2012, Peloton offers customers live boutique studio fitness classes on state-of-the-art equipment from the comfort of their own home. Peloton users can choose from a variety of workouts such as cycling, running, strength training, yoga, outdoor workouts, and more. In 2014, the company began offering consumers a stationary bike with an oversized touchscreen for participating in both live and on-demand classes. In 2018, Peloton released a digital subscription membership offering guided classes and a treadmill known as Peloton Tread. In August 2018, Peloton raised $550 million in funding led by TCV with participation from Kleiner Perkins Caufield & Byers, Tiger Global Management, and GGV Capital, valuing the company at $4.15 billion.[x]

MIRROR: MIRROR offers a nearly invisible, interactive home gym featuring live and on-demand fitness classes in a variety of workout genres via a connected mirror. Classes include cardio, strength, yoga, barre, Pilates, boxing, HIIT, and more. The company brings the essential components of a great studio workout – variety, personalization, and community – to a customer's home. The MIRROR costs $1,495 with a $39 per month subscription. In September 2018, the company raised $25 million in funding from Spark Capital.[xi]

Expresso: Interactive Fitness Holdings, LLC is the parent company of Expresso and CyberCycle. CyberCycle was created for older adults and designed to meet the unique physical needs of seniors. The Expresso features three different ways to workout including interactive road racing, studio cycling, or HIIT Gaming. Road racing can be interactive with other riders and features over 300 miles of various scenery. Studio cycling provides an OnDemand selection of various workout classes from expert trainers. The HIIT gaming feature allows riders to leave the traditional road and enter different worlds filled with treasures, dragons, and more.

EXECUTIVE TEAM



Terry G. Jones, CEO: Terry also serves as the CEO and President of JPaulJones LP, a company that designs and manufactures innovative consumer products. Terry has more than 25 years of experience developing and marketing consumer products including the LoadHandler, a truck accessory and the Barton, a medical device for patient transfers. Terry graduated with a Bachelor of Business Administration from Texas A&M University.



**Cary Grossman, President:** Cary currently serves as the Managing Director of Shoreline Capital Advisors, an investment banking firm that he co-founded in 2010 that focuses on corporate finance transactions in the $50-$150 million range. Prior to Shoreline, he co-founded and was the CEO of another investment banking firm, McFarland, Grossman & Company. Cary has more than 40 years of management and finance experience and has held numerous other executive level positions including CFO of Blaze Metals, CFO and COO of Gentium, S.P.A., CEO of ERP Environmental Services, and CFO of U.S. Liquids, Inc. Cary is a Certified Public Accountant and earned a Bachelor of Business Administration from the University of Texas.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $100,000 Max: $1,070,000
Valuation Cap: $6,000,000
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $6,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

PRESS

At Home Fitness: Nexersys Pro Boxing Machine Spices Up Workouts
Fitness-Gaming: Nexersys Combines Boxing and HIIT with Intelligent Gaming Technology
Built In Austin: From coffee to boxing, these 7 startups are helping make Austin a hardware hub
Racked: I Am So Excited About the Bravo 'Work Out New York' Couple's New Gym

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risks



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.entrepreneur.com/article/290579
[ii] https://www.shape.com/fitness/workouts/8-reasons-you-need-punch-your-workout-routine
[iii] https://news.sanfordhealth.org/sanford-health-plan/millennials-wellness-generation/
[iv] https://www.statista.com/statistics/236120/us-fitness-center-revenue/
[v] https://www.statista.com/statistics/236123/us-fitness-center--health-club-memberships/



[vi] https://www.slideshare.net/Bryankorourke/nielsen-global-consumer-exercise-trends-survey-2014?ref=https://www.wellnesscreatives.com/fitness-industry-statistics-growth/

[vii] https://www.esticastresearch.com/press-release/united-states-fitness-equipment-market-forecast

[viii] https://joinfightcamp.com/shop/

[ix] https://www.ycdb.co/company/fightcamp

[x] https://fortune.com/2018/08/03/peloton-funding-tcv/

[xi] https://venturebeat.com/2018/09/06/mirror-raises-25-million-and-launches-1495-connected-mirror-for-virtual-fitness-classes/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

XFIT, INC.
7500 RIALTO BLVD, BUILDING 1, SUITE 122
AUSTIN, TX 78735

Ladies and Gentlemen:

The undersigned understands that XFit, Inc., a Corporation organized under the laws of Texas (the "Company"), is offering up to $1,07,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated November 6, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 9, 2019 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	XFit, Inc. 7500 Rialto Blvd, Building 1, Suite 122, Austin, TX 78735 Attention: Terry Jones
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

XFit, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

XFit, Inc.

CROWD NOTE

FOR VALUE RECEIVED, XFit, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is December 9, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the aggregate amount of consideration received by the Company for the Crowd Notes.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $100,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the Outstanding Principal by the Valuation Cap and multiplying the result by the Valuation Cap divided prorate amount holders of the Crowd Notes; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of

amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Austin, Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the

rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



nexersys®

HARD BODY. *SHARP MIND.*

By XFit, Inc.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are an early stage business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

1

nexersys

Get in the Game

XFit aims to disrupt the interactive fitness market by combining fitness and gaming to create a unique experience.



Boxing



Interactive Fitness



Competition



Body & Mind



Fun & Engaging

Interactive fitness is a high-growth segment in the fitness market and XFit aims to be one of the leaders.

nexersys

Executive Summary

- XFit, Inc. is an Austin, Texas based company that develops and sells interactive fitness products and content that use boxing style training and competitions to deliver fast, fun, and effective workouts.

- XFit product lines are Nexersys, a multi-pad "Mitts" platform (4,700+ units sold) and Cross Body Trainer, a Double End Bag platform (4,600+ units sold).

- XFit's interactive gaming style content is delivered via unique Apps that teach striking techniques, deliver cardio, core and body weight activities, and engage users with game style Mitts and Sparring sessions.

- XFit is debt-free, has existing sales, service and operations, a supply chain and an engineering team that is partnering with Microsoft to improve and expand its content.

- XFit plans to use the net proceeds from this financing to increase its product sales and deliver enhanced subscription based content.

- XFit's D2C model uses its artificial intelligence and machine learning to analyze historical patterns and optimize media spend.

nexersys

Nexersys



N3 ELITE IS OUR HERO

- Designed and priced for consumer use
- Featured in our D2C Advertising
- In production with our high-end factory



OTHER NEXERSYS MODELS

- N3C & N3P are designed for commercial use
- In production with our high-end factory
- N3 Youth plans to launch in Q4 2019







4,700+ Nexersys
Sold to Date

nexersys





Cross Body Trainer

CROSS BODY TRAINER HOME

- Designed and priced for the entry consumer market
- Ideal for increasing speed, agility, and coordination
- Custom App available on:

Download on the App Store | GET IT ON Google Play

nexersys
CROSS BODY
TRAINER

CROSS BODY TRAINER PRO

- Designed and priced for commercial use





CROSS BODY
TRAINER

4,600+ Cross Body Trainers Sold to Date

nexersys

User Experience

CURRENT UX – Premium Package

- ✓ Cloud & local content, including unlimited unique user profiles and free Wi-Fi updates
- ✓ Challenging video cardio, technique, and core training rounds
- ✓ Engaging dynamic animated mitts and sparring training rounds
- ✓ Local multi-player competition for up to 15 players
- ✓ Complete user history and In-App messaging

nexersys
Logout
1:25:27 PM
Version 3.6
New Messages
Home
Live Training
VOD
Multiplayer
Profile
History
Welcome back, Terry!
Cardio
Strike
Mitts
Sparring
Core
OF ROUNDS
11
DIFFICULTY
Beginner
Intermediate
Advanced
Start

TECHNOLOGY PLATFORM

ANDROID

unity

PLAYFAB

Microsoft

FUTURE UX – Enhanced DLC

- ✓ Live Video Training
- ✓ Motion Detection
- ✓ Online Competitions
- ✓ Adventure Play











Market & Opportunity



31%

2%.

Interactive Fitness Equip.

Traditional Fitness Equip.

INTERACTIVE FITNESS EQUIPMENT

The Interactive Fitness Equipment segment in the U.S. is expected to grow at a **31%** Compound Annual Growth Rate (CAGR) from 2017-2023 compared to a **2%** CAGR for traditional fitness Equipment. User demand for interactive training content, leaderboards, competition, and gaming style workouts are increasing dramatically.

PERSONALIZED TRAINING

As evidenced by Peloton's 600,000-member subscriber base, consumers desire interactivity, personalized training, and instant feedback. Several existing fitness companies and new market entrants are seeking to capitalize on this trend by building interactivity into traditional fitness equipment.

COMPETITORS



Source: https://www.alliedmarketresearch.com/connected-gym-equipment-market

Consumer Sales & Marketing

- XFit sells its consumer products through direct and retail channels.

- XFit's Direct 2 Consumer (D2C) campaigns enable XFit to build awareness and demand for its products and brand.

- XFit leverages artificial intelligence to automate previously manual processes and improve decision making for paid media and search on Facebook, Instagram, Google, Bing, and Amazon.

- XFit will continue to scale the N3E campaign and begin testing D2C campaigns for the N3 Commercial & Pro and N3 Youth Q4 2019.



CONSUMER DISTRIBUTION CHANNELS

DIRECT
nexersys.com
& ULPs

RETAIL
Amazon
Brand Store

nexersys

Commercial Sales & Marketing

- XFit sells its commercial models via direct and dealer channels.

- XFit direct commercial sales include social engagement, paid digital media, and sales tools including GovSpend.

- XFit dealer sales include commercial distributors in the U.S. and international markets that promote our commercial products in trade shows and through their outside sales teams.

- XFit expects an increase in direct & dealer commercial sales in response to its expanding D2C campaigns.



COMMERCIAL DISTRIBUTION CHANNELS

DIRECT
nexersys.com & ULPs

DOMESTIC DEALERS

INTERNATIONAL DEALERS

nexersys

Management & Organization

KEY MANAGEMENT

TERRY JONES
Chief Executive Officer
Experienced product developer, sales executive, and Nexersys/XFit founder

CARY GROSSMAN, CPA
President & Cheif Finacial Officer
Veteran executive and corporate finance professional with 40+ years of experience of executive management, investment, banking, and public accounting

DON MAURO, JD
General Counsel
Corporate council with 40+ years of business and transaction experience and compliance management

BRIAN BATES,MSEE
Director of Engineering
Developed Nexersys and Cross Body Trainer software/apps and designed Nexersys printed circuit boards



XFit™
MARKETING
D2C marketing efforts staffed with in house social media managers, graphic designers, web developers, & video editor.
ENGINEERING
Design & develop content on the Nexersys and Cross Body Trainer Apps by in house & contract engineering staff.
SALES
Commercial sales to direct customers and dealers world-wide by in-house staff.
MANUFACTURING
Dedicated in-house China QA/QC staff that manage production of all products.
OPERATIONS
Domestic & international supply chain, logistics, & customer service managed by in-house staff.
ACCOUNTING & FINANCE
In-house CFO & Controller

10

nexersys

Patents and Trademarks

XFit products are protected with Patents and Trademarks
in the U.S. & China.









United States of Amer
HARD BODY SHARP MIND
United States of Ame
NEXERSYS
商标注册证
Nexersys
实用新型专利证书

nexersys

Product Validation | TV & Movies

Nexersys products have been featured in numerous movies and television programs.



CBS's Top-Ranked NCIS: LA



Nexersys on ABC's Shark Tank



Disney's Kickin' It



Disney's A.N.T. Farm



CBS's The Doctors:
Don't Cage the Rage



UK's Stephen Fry Gadget Man



RZA's Martial Arts Film featuring Russel
Crowe "The Man with the Iron Fists"



Jackie Chan's Chinese Zodiac



G4's Xplay's The Ultimate
Buyer's Guide 2012



Discovery Channel's Man
Caves: The Dojo Cave & The
Karate Dojo (2013)



Velocity's TechToys360



12

nexersys

Financial Snapshot

- Cumulative Nexersys and Cross Body Trainer product sales through June 30, 2019 are approximately $10.9 million/4,500 units and $800 thousand/4,600 units.

- Gross margin on product sales (which varies depending on the sales mix) generally exceeds 60%.

- The Company initiated its D2C digital campaign in June and the campaign delivered positive sales results.

- XFit plans to spend approximately $2.5 million on advertising in 2020 (if sales meet expectations).

- The Company anticipates releasing its monthly fee subscription-based content, which will include live training, in 2020. The subscription product is expected to generate high margin recurring revenue.

The Company's historical financial statements are available for review in Form C of the offering related documents.

nexersys

Use of Proceeds

Sources	Minimum Offering	Maximum Offering
Proceeds from Crowd Notes....................................	$ 100,000	$ 1,070,000
Total Sources	$ 100,000	$ 1,070,000

Uses	Minimum Offering	Maximum Offering
Estimated offering fees and expenses....................	$ 28,500	$ 31,245
Acquisition of inventory..	-	250,000
Content, marketing collateral development...........	-	100,000
Digital advertising...	71,500	300,000
Working capital..	-	388,755
Total Uses	$ 100,000	$ 1,070,000

1. Subject to the amount of final proceeds, we will use part of the proceeds to supplement the inventory carried for us by JPJ.

2. Subject to the amount of final proceeds, we will use part of the proceeds to accelerate development of both enhanced content and marketing collateral.

3. We intend to use a substantial portion of the proceeds from the offering to accelerate our direct-to-consumer advertising.

14

nexersys

Risk Disclosures

INVESTMENT RISK

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the Company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the Company is not suitable for all investors.

nexersys

Risk Disclosures

The Company's industry is highly competitive, and the Company may not be able to compete effectively against the other businesses in its industry. The Company is subject to a number of significant risks that could result in a reduction in its value and the value of the Company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,

- Inability to expand and maintain market acceptance for the Company's services and products,

- Inability to gain access to international markets and comply with all applicable local laws and regulations,

- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,

- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the Company's growth and market penetration,

- Inability to keep pace with rapid industry, technological and market changes that could affect the Company's products and business,

- Technological problems, including potentially widespread outages and disruptions in internet and mobile commerce,

- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud.

nexersys

Risk Disclosures

COMPANY RISK (CONT'D)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the Company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the Company's business,
- Liability risks and labor costs and requirements that may jeopardize the Company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the Company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

nexersys

EXHIBIT F
Video Transcript

XFit, Inc. Video Outline for Micro Ventures Offering - FINAL

[Terry Jones]

Hi, I am Terry Jones, CEO of Austin, Texas Based XFit, Inc. XFit developed and owns the Nexersys and Cross Body Trainer product lines, including content, patents, production & distribution.

Our products use Interactive game style Training to create fun and effective workouts that Challenge the Body and Sharpen the Mind.

Our primary product line is Nexersys, which includes the Elite, Pro & Commercial models.

Nexersys' iconic design has been featured on many tv shows and movies.

[NCIS: Los Angeles Example]

Looks like your new toy took you down. Do not mock the Nexersys system. Thing will kick your ass.

Faceless avatar? I'm old school. No way a computer can give you a better workout than a real sparring partner. State of the art technology. More advanced than a human.

Jab cross! Lead kick! System errorrr...

Impressive rotation on that sweep, Mr. Hanner, but I suggest you move your feet right up two ups. You too, Mr. Kine.

[Terry Jones]

While Nexersys is a Best in Class fitness platform, the secret sauce is our Content.

To improve our User Experience, we've partnered with Microsoft's Azure Team to create Enhanced Content, including:

a. Live Workouts
b. Motion Detection,
c. Online Tournaments and even
d. Adventure Play

The Interactive fitness market is enjoying strong growth lead by companies including Peloton, Mirror, Hydrow, Echelon and Nordic Trac and XFit is poised to be a leader in this market.

XFit is debt free, has a proven media model and we're increasing media spend which is accelerating growth. If you are looking for a Disruptive, Fun and Transformative company to add to your portfolio, consider joining us at XFit.

EXHIBIT G
Webinar Transcript

Brett: Hi everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today, we'll be hearing from Nexersys, a company that designs interactive fitness products focused on boxing and mixed martial arts. We are joined today by Terry Jones, the CEO of Nexersys. Terry also serves as the CEO and president of JPaulJones LP, a company that designs and manufactures innovative consumer products. Terry has more than 25 years of experience developing and marketing consumer products, including the Load Handler, a truck accessory, and the Barton, a medical device for patient transfers. Terry graduated with a Bachelor of Business Administration from Texas A&M University.

We are also joined today by Cary Grossman, the president of Nexersys. Cary currently serves as the managing director of Shoreline Capital Advisors as well. They're an investment banking firm that he co-founded in 2010 that focuses on corporate finance transactions in the $50 to $150 million range. Prior to Shoreline, he co-founded and was the CEO of another investment banking firm, McFarland, Grossman & Company. Cary has more than 40 years of investment finance experience and has held numerous other executive-level positions including the CFO of Blaze Metals, CFO and COO of Gentium, S.P.A., CEO of ERP Environmental Services, and the CFO of US Liquids, Inc. Cary is a certified public accountant and earned a Bachelor of Business Administration from the University of Texas.

Lastly, we are joined by Emily Skeen. She is the Director of Marketing for both Nexersys and JPaulJones, LP. She manages all things marketing related to the company. Emily holds an undergraduate degree from Texas A&M University, as well as a Masters degree in kinesiology. She was also a collegiate athlete.

How are you guys doing today?

Terry: We're great.

Brett: Great. Well, thanks for joining us. Real quick, just to give everyone what's the format going to be. We're going to start things off, hopefully you can see the screen share up there. The Nexersys team's going to run through the presentation. Should be about 10 or 15 minutes. During that presentation, we encourage you to send any questions. If you go over to the Questions tab on the GoToWebinar control panel, you should see the tab titled Questions and you can submit them right there. Feel free to do so while the presentation is ongoing. Those questions will just go to me, so they won't interrupt the team. Then when we get done with the presentation, we will get those questions answered and field any others that anyone has. So, with that, I'll let you guys take it away and introduce everyone to Nexersys.

Terry: All right. Hey, thanks so much and to all of the attendees, thank you for taking the time. My name is Terry Jones. I am the CEO and founder of XFit, Inc. which owns all of the Nexersys trademarks, patents, and business. XFit is a Texas corporation. I'm joined here by Cary Grossman, our president and CFO, and Emily Skeen, our director of marketing. So, we appreciate everyone's time today.

We'll move through this presentation. Nexersys is an interactive fitness and gaming platform. It's based in the boxing modality and it features not just fitness for the body but also the mind, which boxing and MMA sports are ideal for. It's a very competitive platform not only for the fitness, but also from a gaming perspective. On the platform today, you can get a great workout with both video and dynamic animated training sessions, but you can also do head-to-head competition of up to 15 players on the platform in either the sparring or the mitts rounds. Nexersys is a very fun and engaging workout because again, it is based in striking and boxing and MMA, so unlike some of the other interactive fitness products that are either on spinner or rowing or other types of platforms that are somewhat... I hate to say boring, but not quite as engaging when you're working on an interactive striking workout. You have to engage your brain. It is very mind-oriented as well as fitness-oriented. It is high intensity interval training, so it's very effective, but it's also a lot of fun and that's what we're so excited about on the core foundation of the platform.

Nexersys is owned, as I mentioned, by XFit, Inc. It is an Austin, Texas based corporation. We've been in Austin for about... the product line has been around for about eight and a half, nine years. We have two primary products. We have the Nexersys product line, which is our hero products, and that's where you see the multiple pads on a very stable steel frame. It includes several different circuit boards as well as a tablet that's connected to the internet which is where all of our software resides. We've sold, to date, a little over 47 hundred units of the Nexersys product. The other product line we have is called the cross body trainer. That's a double end bag. On the double end bag, we have a circuit board sensor that connects to an app that's in both the Google and IOS app stores so that users can download that app free and workout on the cross body trainer with an interactive training session.

Our content… And the key to Nexersys and XFit is our content. Although we build physical platforms, our key feature is interactive fitness and gaming. We deliver cardio and core and body weight activities. We use striking as our foundation and so everything's in the apps for each of the product lines and we update those apps on a regular basis by adding new features and new content. In our roadmap for content, we'll talk about a little bit later.

We're really happy. We've been around for a number of years, but we're excited with the interactive fitness market due to the heavy lifting that's being done by some ten-ton gorillas like Peloton, who's recently gone public and has had an extremely high market valuation growth over the past few years. There's a company called Mirror, there's Echelon, Hydro... There's probably six or seven major interactive companies out there that have actually helped build awareness but also created a very, very strong consumer demand for interactive fitness products. Connectivity basically has been in all other areas of our life, and now from a consumer and even starting to be commercial fitness standpoint, interactive is absolutely leading the way. So clearly consumers are speaking with a very strong voice that they want and demand interactive fitness and we're happy to be in that market.

XFit is debt free, so we have got existing sales, and we operate, as the deck said, in cooperation with another company that we own and run called JPaulJones. Our platforms are developed, although we're adding to our code and creating new content. We've been in production, and we've got a very strong supply chain for our products and we've been in market for a number of years, both selling and servicing our products. Because of the ability to be debt free, we're actually poised for growth and as you'll see later in the presentation, the majority of the funds that we're looking to raise here will be used for growth, both for media and building the inventory for that growth.

The final thing I would say is we are a direct marketing model company. Although we have internally a lot of experience with big box retail, the foundation for this company is direct to consumer, and we do sell commercial products to best in class commercials facilities including high-end residential, hospitality, government, military, and other commercial dealers in the U.S. and around the world through our dealer network. The bulk of our growth and our game plan is direct to consumer, to the consumer market. It's through social and digital marketing, and we'll supplement that with some TV marketing later in the life, but right now that is our growth plan, and quite frankly, we've executed to that growth plan pretty effectively. In August, we actually sold out of all our consumer inventory. We're about to be back in stock, so we're excited about that. We're working with a commercial media company out of Chicago that's been very effective and our media efficiency ratios, or our ROI, is exceeding our expectations. We're happy that we've found what we think is a functional D2C model that'll help us grow and build the business.

Our hero product is our N3 Elite under the Nexersys line. As you can see here, this is the next generation. Our first consumer model was called the Nexersys Home. It had leg pads. What we found out over the years is that most of our consumer customers prefer not to kick, so we were able to save some costs and also simplify the user experience and the N3 Elite is our hero product. It's a little over $2200, which is in the exact same price range as Peloton and Hydro and a few other products. That is what has been the focus of our consumer facing direct campaign. That is the product we sold out of in August but will be in stock in about eight or nine days. We have been taking reservations, and kind of to my surprise, people have actually paid us to get on our reservation list on a very limited basis over the last month. So, we're pretty excited to get that product back in market.

The other Nexersys models we have in market are the N3C, which is our commercial product. It does include kick pads. That is the number one product that we sell into commercial settings, both in the U.S. and in about eight or ten foreign countries around the world through our dealer network. Then we have the N3P, which is a traditional boxing platform. That's a three pad model. We are... we started a direct to consumer media campaign on those two products three weeks ago. The campaign so far has performed above expectations in terms of ROI. We expect to continue that campaign as we roll back into paid media for the N3 Elite. These products are all built in a best in class factory in China, same factory we've been with for eight years. The factory is Impulse.

That is the number one commercial fitness brand in China. It is a publicly traded Chinese company, traded on the Shenzhen Exchange, and a very stable company.

We do have a new entry to our Nexersys line that will be arriving in December. It's called the N3 Youth. We have built samples of this. We've tested it with a few people, including a multi-belt world champion boxer whose four and eight year old kids are using the product today. The early response from kids has been overwhelming that have trained on the product and played with the product and we're really excited to add this to the Nexersys line. That product will have a soft launch in December and we expect to start rolling it out Q1 for the youth market.

The second product line that we have is a cross body trainer. This is a double end bag. It has... What's unique about it is a few things. First of all, it's got a sensor that is attached to the top of the bag. That sensor connects via Bluetooth in it to the user's tablet or phone, which we have a holder residing on that bow. Two nice features: not only is it interactive with our content, but the bag will actually move up and down vertically which is unique for double end bags. It also has a tension strap so beginners so can reduce the speed of the movement of the bag as they get used to it. This is the Cross Body Trainer Home. It's a $245 product. It's sold primarily on our Amazon brand store right now, but we expect later in 2020, or 2021, to actually add this to our paid media mix. It's a great entry product.

We also have a commercial version of this that we sell into professional boxing and MMA gyms, and some consumers decide to upgrade to the commercial product also, but this is a great gateway product for us. Again, the app's free in the App Store. If you want to see what it's like, you can go to either the iOS or Google Play stores, download the app, and actually play on your phone. You can touch the screen and it'll simulate what it's like to hit the bag. This is a great gateway product into interactive striking force.

The key to this company and our growth and quite frankly our future valuation is our content. It's user experience. Currently, we do have all of our content is in the cloud. We have video rounds, pre-recorded video rounds. We also have dynamic animated rounds that are actually created as you play. There is intelligence on board today that adjusts the workout based upon your performance level. It'll speed up or slow down with you, much like a human. We do have... our technology platform, our underlying OS is Android. When we started eight years ago it was on Linux, but the good news is technology has continued to improve and simplify, and we migrated over on to the Android platform almost three years ago. When we did that, we started expanding our use of Unity as an animation engine, and that's really what we code in. The great thing for us, there are even, all the way down to kids in junior high and high school have the ability and knowledge of how to program in Unity, which is different than when we were on Linux and the programmers were both rare and very expensive. There's a very vibrant Unity coding platform out there.

We actually partnered with Microsoft late last year and then migrated on at their request to their PlayFab platform in March of this year. It's an extremely stable and competent platform that will let us not only have a view into user experience but communicate with and create activities, competitions, and social sharing with the users on the Nexersys platform. That is Microsoft's a key strategic partner to us going forward. They provide service and support to us a partner, including access to their engineering teams out of the Azure team, everything from vision AI to machine learnings. Some of their Kinect elements, we're currently about to push out later this year. Motion detection through our existing camera and software, and Microsoft has been absolutely key to us on that.

One of the other big things we'll push out next year, we will be pushing out live video training. Our platform's already enabled to accept those live video feeds. We're also developing adventure play, which is pretty simple, but basically what it means that kids or adults will be able to interact with avatars and actions on screen that are not just boxing or MMA. Kids will be able to fight dragons or ninjas or have other gaming type experiences. This adventure play will use the same rigs and basic environs on our platform as our fitness, so really it's just skinning elements. It's fairly low-hanging fruit to increase the user experience for all our users out there, but we believe this technology stack is absolutely critical to enable us on a low-cost basis to improve our user experience and expand it beyond just straight interactive fitness. We think that's a very big key to our future, unlike some of the other interactive fitness platforms. We don't see them in the animation side and we don't see them on the competition side of the ledger, which we think is key to growth not only of our products but also our subscription platform of the future.

Market opportunity, we'll talk about briefly here. We mentioned it. Interactive fitness is the growth piece of the fitness market. It's way up. Traditional fitness is up a little bit, but interactive fitness is absolutely leading the way with a very strong 31% annual growth rate. Personalize training through the interactive fitness products is really been validated, I'd say first and foremost by Peloton but also Mirror and Hydro and Echelon and others. The market has spoken very strongly, very clearly. Interactive fitness is what they want, and we're a unique product in that space in that we are very interactive for the boxing modality, which is not only engaging for fitness physical, but also mental fitness as well as gaming. It's a great space. It's a great time to be in this space, especially with a strong, patented platform like we have.

Our sales model is very much driven by consumer sales. As I mentioned earlier, we are a direct company. That is, our engine and our focus, we go out via right now digital platforms. Facebook and Instagram primarily, but also with SEO and SEM and Google Search. That is how we inform and educate and build awareness for our products and create demand. We did have... we started last May with a new digital campaign and test and it was culminated in August as we made adjustments through the summer which is our slowest consumer market. In August, we actually exceeded an ROI of 4.0. That means for every dollar we spent, we had more than $4 in revenue. We sold out of our consumer product. We've expedited new production coming back in. Basically, we sold all of our Q3 inventory in one month, so that's a problem but a good problem to have. Our new inventory starts landing and we've got accelerated production up right now, but we'll be back in stock around the 23rd or 24th of this month. We have a backlog of orders, but we will start back in market with our paid media for that N3 campaign as soon as the first containers start to land.

We expect to continue to scale the N3 campaign into 2020 and beyond. As I mentioned, we took the opportunity when we were out of stock on N3 E to actually begin testing on paid media for the N3 C and P and we focused on higher net worth individuals through some very formulaic demographic targeting. We are successful so far. The MER on that campaign is exceeding expectations. That product is a very high margin product and so we're excited to have two campaigns in market later this month on the E and the C, and then we will add a specifically targeted campaign for the N3 Youth Q1, to go after that market, all in the direct to consumer side. We go out, we put people into our funnel through our digital advertising, then through retargeting as well as email cadence and other factors and features, we continue to talk to customers and we convert them.

We do have consumer finance on the website. Our finance company is Affirm. They are best in class consumer finance company. That is who Peloton uses, and Mirror and Echelon and a few others. We have a best in class consumer finance opportunity, or option, on our website, and we have seen a pretty significant portion of our sales take up that consumer finance option, to date more than 50%. So, we're happy to have that on board.

Commercial sales. We've been in the commercial market for about seven plus years. Our primary vertical right now, our best vertical has been high-end multi-family. The bulk of our business, we've had no marketing spend really over the last two and a half to three years, until this summer. The bulk of our business has been repeat purchases by best in class and top multi-family operators as well as government. We're expanding that right now, but we expect that commercial sales will continue to grow.

We spend very little money on commercial advertising and our business model really plans to utilize the lift from the direct to consumer advertising that builds awareness and demand for the platforms to actually drive the commercial sales. It's a very good channel for us, and unlike some of the other interactive fitness products that have had to recently pull out of the commercial space because their products do not stand up in that space, our commercial products have been in market for a number of years and most of our business, as I mentioned, is repeat so we obviously have a very strong commitment to service for those products. Even though we build computers that people beat on, they are very stable. They have been stable, and they continue to perform well in the market.

Our management and organization, for the size, for the kind of depth and breadth of a company that we are, we're very efficient. We do have a strong team, but the good news is we've got a strategic relationship with JPaulJones, which I am the founder and CEO of, which does develop, manufacture and distribute unique consumer products. We have actually, in-house, we have our sales and marketing staff here. We have in-house editors. We have graphics artists. We have web designers. We have an operations team so we build and ship products in Asia and ship them around the world every week. We do have an in-house controller, and Cary is our president and our CFO, and he is a CPA with strong financial experience.

We do have a dedicated manufacturing staff in China, and we have three of them there. Two have been with me for over six years, and so we touch and personally inspect every product that comes out of our factories before they ship whether it's shipping to the U.S. or foreign territories. Good news on the manufacturing side, I mentioned Impulse is a top, best in class manufacturing facility in China, and so we have a very strong supply chain there. Most of our... We do have in-house engineers that are creating our content, but we also work with some contractors, and we work in strong support from Microsoft. We're happy to have that support as we continue to develop out our content, both live training as well as the adventure play and enhanced animation that we mentioned.

Very happy to have very strong patents and trademarks, both in the U.S. Our IP strategy is to patent our primary market, which is the U.S., and then also protect the manufacturing market, which is China. So, our patents are filed in the U.S. We have multiple utility patents. Under those utility patents, we file under the Patent Convention Treaty and we have multiple patents issued also in China. Our patents are recognized by the Chinese government. So, our patents are valid in the U.S. and China and really serve as a foundation not only to protect our product line but hopefully we think will add value as we grow and the market continues to evolve because very few...

I will tell you we've never paid one penny for product placement in any shows. We have given product in kind, and we continue to do that from time to time. People like Disney actually bought the product from us, but you can see we've been featured in many shows around the world and the reason is our product and our platform is iconic. It's unique. Some refer to it as the Ferrari of fitness because it is so visually cool but also functionally cool, so we're really pleased that so many people have found our product and our content and platform to be unique so as to have shared it in some of these really kind of cool outlets.

Financial snapshot real quick. I've think you've seen probably this, but we've sold over 4 thousand each of the Nexersys and Cross Body Trainer units. Our gross margins are a little over 65%, actually, which exceeds some of the competitors in the interactive space significantly. We do have... our anticipated media spend cost of sales is going to be probably in the 25% to 30% range. That's where we're seeing it right. So, we do believe have a clear path to profitability unlike some of the other entrants into this space. It is not our plan to lose money for a lot of years while we build brand. It is our plan to make money, and we've certainly had our profitable months and quarters and we are driving towards positive EBIDA in 2020 and we feel that given our margins and our historical cost to sales that we will hit that, but I can tell you it is a very large goal of ours to get to the EBIDA positive place. This is not just a "spend until you build brand" company. This is very much about revenue and margins.

So, the great news for us, as I mentioned, because of the revenue share relationship we have with JPaulJones right now, the majority of this raise will be able to be used just for growth for advertising and inventory support. We think that the direct to consumer model will certainly support that.

As I noted here, the use of proceeds... we have hit our minimum and we're very proud of that. Some of that is from friends and family of ours, and we certainly support it. You can see the use of proceeds that are allocated based upon where we end up at the end of the raise, and we're certainly hoping to hit the maximum offering, but we're pleased that we've achieved the minimum already to date.

That's kind of it. I won't go into risk disclosures. I think that's clear, and that's who we are as Nexersys.

Brett: Thanks Terry. I really appreciate that. That was very in-depth. So, we already have some questions rolling in, but we did also have some people join late, so I want to remind everyone that if you do have a question, you can feel free to submit that through the Questions tab on your GoToWebinar control panel. I wanted to kick things off first... you talked a little bit about this past August and while it's typically a slow time of year for you, you had an outperforming month in terms of top line. Can you elaborate a little bit there on what you attribute that to? I know you talked a little bit about the new marketing campaigns. Is some of it the buzz around just interactive fitness in general or do you think it was something that you guys did in specific that you foresee to be repeatable?

Terry: Absolutely it's what we did. We started our test, our media company is called Darwin, they're out of Chicago. We started our test in May. We stopped the test two different times as we adjusted. When we started our testing, we had very strong cost-per-click, click through rate, and add to cart numbers way beyond expectations, but our conversions were a little slow starting out so we stopped. We actually send our customers to unique landing pages. We don't send them to the general website. We made adjustments in the information flow and what we found was consumers, rather than asking for the sale early on, we needed to educate them and inform them of the benefits as well as the features of the product.

As we modified those unique landing pages a couple of times, first in June and then in July, we saw material changes and improvements in conversion rates. Our add-to-cart cost actually went up, but our initiated purchases and conversion went way, way up. We were adding fewer to cart but once they added to cart, their opportunity or their intent to purchase was much higher. We believe it's absolutely scalable. July and August are the slowest direct to consumer fitness months of the year, primarily because people are outside either doing activities or on vacation and yes, the learnings that we go from that we actually applied to our N3 C and P campaign and they're already performing also very well. Yes, there's a very strong, vibrant interactive fitness market but our success was related to specific messaging that we modified and changed during our test.

Brett: Thanks. So next question we have here is around the subscription based content. You mentioned that there's a gaming aspect to this as well. This question specific is asking do you foresee selling the subscriptions without the physical products or will always be tied to that, and then just in general, how do you look at the subscription, the content side, the subscription side of the revenue model playing into the overall long term success of the company?

Terry: Today we do not have any revenue based on subscriptions that are off-platform. We do have conversations with some of our strategics, including Microsoft, on how we might be able to implement that in future months or years. We don't forecast any off-platform revenue today. We will continue to offer a basic content program at no cost to all of our users. It's very consistent with what's on the machine today. The subscription revenue, what we call enhanced content, will start early next year. It'll include live video training, both with professional trainers as well as celebrities. It will also include in-game, or in-app gaming and things like competitions.

          We are and looking at some different options and opportunities to bring more content that is subscription-validated to the gaming community. We expect to have a couple of different tiers of paid subscription starting next year. Certainly, that subscription market... We'll also have competition. Even things where you could actually win awards and rewards whether it's Friday Night Fights, online competitions, both peer to peer as well as group play. Our platform, just like many of the games... our platform is quite frankly a game except rather than using your fingers and your thumbs, you're using your fists and elbows and knees. We think there's a very vibrant market for that opportunity out there, especially as we continue to expand our relationships with some strategic players in the space.

Brett: Got it. And that's kind of a good segue into a handful of questions that we got here on competition. Maybe one question in particular mentions FightCamp. I'm sure you're probably with them, but maybe you can just elaborate a little bit more. In addition to the gaming piece of the subscription content that I think is very much different than what else is out there, what are the other ways that you plan on competing with the other interactive fitness products that are on the market?

Terry: I would say the way... and FightCamp is a very interesting product. It is a heavy bag. We're happy and anyone and everyone's that in the interactive market, we support and we think it's a very huge and robust market. What's different for us is we actually have... Part of our patent is we actually put the tablet in front of your face so from a gaming perspective, people are used to looking directly at the content and quite frankly when you strike something, you need to be looking at the area that you're striking. It's much like fighting. You look in the eyes of your opponent and then you're striking. So, the setup, the configuration which is part of our core patents, is very unique for us and it encourages and makes it more realistic and fun for the user.

          The big thing for us is actually a combination of two things. A, the modality of either boxing or MMA. That sport for fitness is getting more popular every day as you see the boutique boxing gyms come in, as you see the rise of combat sports both for fans, but also for fitness. We think the modality of striking and fighting is much more strongly based in competition than, say, rowing or cycling or even running, quite frankly. It's more fun, it's more engaging and on our platform, especially with Microsoft on PlayFab and using Unity, we can create an online competition. Again, whether it's peer to peer, me fighting against you, me in Austin, you in China, or if it's a group competition, a round robin tournament. Our users will be able to create their own leagues, but also we expect to have some strategics, one in particular we're talking with that would create competition leagues that would encourage people to actually come in and compete and share that competition environment.

Brett: Got it. Thanks. We've got a couple more questions here. I want to remind folks if you do have any other questions for Terry, please submit them now before we get to a close on the webinar. So, one of them is about inventory. I actually have seen the products in person. I visited your office and you mentioned it's the Ferrari of interactive fitness. I have to say it is a very, very well-made product and you have some good margins as well, not to mention the fact that you guys are debt free. How do you manage inventory and what's the strategy around that? Obviously funding is a big piece of this, but what are the typical turns? What sort of order sizes do you need... are you required to purchase from your manufacturer? Can you just share a little bit more on the inventory management?

Terry: Sure. We can order as low as 20 foot containers, which is about thirty units for us, at a time. We're ordering 40 high right now, so we have stable production in place. The factory is in Qingdao. The factory is Impulse. They're easy to research. They're publicly traded. They're very large. In fact, I'll be with them in ten days in Qingdao. They're just breaking ground on a new 140 acre complete R&D and production facility, a huge campus there in Qingdao. We have very favorable terms with them. We have about a 35 day lead time on our equipment. We build our own circuit boards, so we have sensors in the pads and an aggregator circuit board in the spine that we build ourselves and provide to them. They build the equipment and then we acquire our tablets... actually, they acquire our tablets from the factory, we set up.

           So, we QC all of the components that go in there and then we QC the product before it ships. We're on about a 30 to 40 day lead time for production and then it's taking anywhere from two weeks to about 22 days on the water to get it into the U.S. It's very easy to scale. They are huge, and we do not foresee any supply chain problems. We have been building this product line at this factory for over seven years, and we've never had a material failure, either in delivery or quality.

Brett: Great. And there was a specific, just quick question, on the N3 Pro and N3 Commercial. How long have those been on the market?

Terry: The Commercial has been on the market... The prior iteration on our 2.0 platform was introduced about seven years ago. The N3 Commercial, the current platform, was introduced two and a half years ago, almost three years ago. The Pro was introduced about a year and a half ago. We started shipping it almost a year ago.

Brett: Okay. Great. The last couple of questions that we had here I'll just kind of sum it into one was about the Shark Tank experience. It looks like a couple of people were familiar or saw you appear on Shark Tank at the time, and was curious what has happened since then. What was that experience like? Maybe just describing more about Shark Tank, what's happened since then, some background there.

Terry: Great question. Shark Tank was a great experience for us, although the Sharks kind of beat me up personally a little bit over our balance sheet, it was a fair beat-up. Our balance sheet at the time, we were an early stage company, unfortunately we did not find a very receptive equity market, so we raised the bulk of our money in debt, not by choice, by just virtue of that's what offered to us. At the time we went on Shark Tank, quite frankly, the Sharks were very responsive to the product. Mark Cuban beat the hell out of it and enjoyed it. They said, "Hey, you have too much debt. You're going to lose your company." The good news is we didn't lose it, but the truth is we had too much debt for an early stage company. We were able to acquire all the assets. There was no bankruptcy, but we did buy out all the investors about two years ago, and so that's one of the reasons that I have focused on trying to remain debt free and to actually build to profitability and will continue to focus on.

           In terms of building awareness, still, when the Shark Tank episodes hit, our Google analytics, our web visits go through the roof. It was fun. It was interesting. Marlen Esparza joined us at no cost. There was another kind of benefit there. She's a wonderful young lady who is a medalist in the London Olympics. She's fighting professionally now, has a deal with Cover Girl and Nike. It was a great experience for us, great exposure, and quite frankly, the Sharks were right. We had too much debt. Luckily today, we don't.

           The interactive fitness market was a little more of a peculiar interesting opportunity. I call it a little more bleeding edge today. It has absolutely validated and the market's come to us and the debt's gone away, so we feel like we're really poised for a great opportunity, especially with the addition of Microsoft as a partner.

Brett: Thanks. Yeah, I think that's really helpful to share that background, context and all the learnings that you guys got from it and the good thing is when those episodes, as you mentioned, do rerun then it's sort of a gift that keeps on giving from that respect.

           Well, that's going to be it for us. That's all the questions that we had today. I do want to remind everyone who was live on here, if you do have any other questions or you want to find any more information other than what we covered, I would encourage you to go to microventures.com and find the Nexersys campaign page. I believe microventures.com/crowdfunding/nexersys and you can find the pitch deck that Terry went through as well as a lot of other information that we have there. For anybody who missed this live taping and is listening to the recording and has questions, there is a discussion forum on that page as well, where you can ask questions through the XFit/Nexersys team.

Then of course, we would encourage you, if you're interested, to invest. On that same page, there's an orange Invest button. Click there and it'll walk you through the process if you want to be a part of this. There's also some perks for various levels of investment and that will be on the page as well that you can take a look at.

Yeah, that's going to be it for us. Terry, if there's anything, any closing thoughts or any final points, other places you might want to point people towards, feel free to share.

Terry: No, just final note. The other part about Shark Tank... where we were when we went on Shark Tank, we needed capital. We did not have any capital for advertising. We were sustaining ourselves on public coverage. The great news is in addition to the interactive fitness market coming to us, digital advertising and the direct to consumer market has actually gotten more efficient whereas a few years ago we had call centers and people taking phone calls. Now we do our sales are actually online. It's extremely efficient. So, the marketing model has gotten efficient. The software platform and our technology stack has greatly improved, and our balance sheet is extremely clean and we have a great growth market.

So, we're excited about the opportunity for Nexersys and the entire interactive fitness market, both in the U.S. and internationally. And we appreciate everyone's time today. Thank you for considering us.

Cary: Thank you everyone.

Brett: Thanks, guys. I appreciate it.